EXHIBIT 11.1
             ETHYL CORPORATION AND SUBSIDIARIES
             COMPUTATION OF EARNINGS PER SHARE
    for the years ended December 31, 1994, 1993 and 1992
          (In thousands except per share amounts)


                                                                1994       1993       1992
Income before extraordinary item, cumulative
   effect of accounting changes and
   discontinued insurance operations                          $ 97,755   $ 90,022   $107,245
Extraordinary item                                                -        (5,000)      -
Cumulative effect of accounting changes                           -          -       (14,732)
Income before discontinued insurance operations                 97,755     85,022     92,513
Income from discontinued insurance operations                     -        90,483    162,472
Net income                                                      97,755    175,505    254,985

Less preferred stock dividends
   First Preferred:
      6% Series A, $6.00 per share                                 (12)       (12)       (12)

   Net income applicable to common stock                        97,743    175,493    254,973

Average number of shares of common stock outstanding           118,427    118,382    118,329

Shares issuable upon the assumed exercise of
   outstanding stock options (1)                                    24         54         51

Shares of common stock and common stock
   equivalents (1) (2)                                         118,451    118,436    118,380


Earnings per share: (3)
   Income before extraordinary item, cumulative
      effect of accounting changes and
      discontinued insurance operations                          $0.83      $0.76      $0.90
   Extraordinary item                                             -         (0.04)      -
   Cumulative effect of accounting changes                        -          -         (0.12)
   Income before discontinued insurance operations                0.83       0.72       0.78
   Income from discontinued insurance operations                  -          0.76       1.37
   Net income (3)                                                $0.83      $1.48      $2.15

Notes:

(1) For fully-diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 26, 58, and 57 in 1994, 1993, and 1992, respectively, and the shares of common stock equivalents would have been 118,453, 118,440, and 118,386, respectively.

(2) To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(3) Primary earnings per share and fully-diluted earnings per share are the same amounts.